Exhibit 99.1

BiondVax Announces Intent to Launch a Phase 2 Trial in the

United States in Collaboration with the U.S. National Institutes of Health

Ness Ziona, Israel – September 2, 2015 – BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV, TASE: BVXV) today announced the intent of the National Institute of Allergy and Infectious Diseases (NIAID), part of the U.S. National Institutes of Health (NIH) within the Department of Health and Human Services (HHS), to launch a new phase 2 trial to be held in the United States in the 2015-16 timeframe. The trial will examine the use of BiondVax’s universal flu vaccine candidate, Multimeric-001 (M-001), as a primer vaccine, which would be administered several weeks before a pandemic vaccine. The trial will be a collaboration between BiondVax and the National Institute of Allergy and Infectious Diseases.

The trial will assess the ability of M-001 in humans to serve as a pandemic primer to the H7N9 avian pandemic vaccine, by enhancing protective immunity to these highly pathogenic avian influenza H7 strains. It will also look to strengthen previous clinical and pre-clinical findings on M-001 priming capacity to other seasonal and pandemic strains.

Typically, a strain-specific flu vaccine for a pandemic outbreak takes 4-6 months to manufacture, a period during which the virus can spread rapidly, causing high levels of illness and mortality. Stockpiling of M-001 as a pandemic primer would enable vaccination schedules to start immediately upon any pandemic declaration.

BiondVax is currently producing the M-001 vaccine batch for this clinical trial.

Ron Babecoff, BiondVax’s President and CEO, commented, “The recognition of the potential of our technology by a foremost public health authority in the United States, is a significant milestone in our clinical development program. This trial will assess our vaccines’ ability to be used as the stockpiled flu vaccine for pandemic protection. The scenario is that immediately following a flu pandemic outbreak of any strain, our vaccine could be used from day zero, saving multiple lives and limiting the wild spread of a flu pandemic. This collaboration with NIAID brings us a significant step closer to our Phase 3 clinical trial.”

Tamar Ben-Yedidia, BiondVax’s Chief Scientific Officer, commented, ”This important trial is examining the use of M-001 in the event of an H7 avian influenza outbreak. It is complementary to a previous clinical trial in the elderly that concluded successfully, showing enhanced immunogenicity against the H1N1 swine pandemic virus in participants that received our M-001 vaccine as primer. This study is also complementary to our upcoming European clinical trial in which the M-001 will serve as a primer to the H5N1 avian pandemic vaccine.”

About BiondVax Pharmaceuticals Ltd

BiondVax is an innovative biopharmaceutical company developing a universal flu vaccine, designed to provide multi-season and multi-strain protection against most human influenza virus strains, including both seasonal and pandemic flu strains.

BiondVax’s technology utilizes a unique, proprietary combination of conserved and common peptides from influenza virus proteins to activate both arms of the immune system for a cross-protecting and long-lasting effect.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, uncertainty of clinical trial results or regulatory approvals or clearances, final results from subsequent clinical trials, risks inherent in the development and commercialization of potential products, dependence upon collaborators, and adequacy of capital resources for product development and commercialization. The risks, uncertainties and assumptions referred to above are discussed in detail in our reports filed with the Securities and Exchange Commission, including our Prospectus which was declared effective on May 11, 2015. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

For further information, please contact:

Company Contact Limor Chen, Director of BD limor.c@biondvax.com	Investor Relations Contact GK Investor Relations Kenny Green, Partner +1 646 201 9246 kenny@biondvax.com